

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 7, 2008

Via U.S. Mail

Mr. M. Frank Russell, Esq., General Counsel
TXCO Resources Inc.
777 E. Sonterra Blvd., Suite 350
San Antonio, Texas 78258

      Re: TXCO Resources Inc.
               Amendment No. 1 to Form S-3
               Filed May 16, 2008
               File No. 333-150107

               Supplemental materials provided June 9 and June 18, 2008

Dear Mr. Russell:

We have reviewed your response letter dated May 16, 2008, the supplemental information you provided on June 9 and June 18, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Supplemental materials

1.   Please submit via EDGAR all correspondence you provided to the staff in the
        course of its review.

Amendment No. 1 to Form S-3 filed May 16, 2008

2.   Your disclosure remains dense and difficult to follow. We suggest that you
        provide the reader with tabular disclosure to complement your revised textual
        explanations, particularly those items we cite in the following comment.

3.   Among items that require enhanced disclosure are the following:

        •   The maximum benefit the registrant could obtain from each of the call
            spread options it purchased from CVI, compared with the amount paid to
            CVI in each case;
        •   The maximum cost to the registrant for each of the call spread options it
            sold to CVI, compared with the amount CVI paid the registrant in each case;
        •   If the registrant would not automatically exercise each of the call spread
            options whenever the shares are converted, an explanation as to why not;
        •   If there may be circumstances in which CVI would not be expected to
            automatically exercise the applicable call spread options at the time of
            conversion, a description of all such circumstances (in addition to the
            example you provide in the last paragraph on page 16);
        •   What restrictions there are on the power CVI has to freely trade the
            preferred stock, and how such restrictions would impact the corresponding
            call spread options and the likelihood of exercise of such options; and
        •   How CVI determines the applicable market price for the purpose of
            calculating the amount to be paid in connection with option exercises.

4.   With regard to prior comment 2, ensure that your revised disclosure makes clear
        precisely where the reader may find the particular documents to which you refer.

5.   We note your response to prior comment 5. Use examples and tables as
        appropriate to clarify further the operation of the call spread options, including the
        purchased and sold options. We note the statement on page 15, "The call spread
        transactions taken together allow us to increase the price ― the threshold point ―
        at which dilution of our common stockholders would otherwise occur upon
        conversion of the Series D Preferred Stock, from $14.48 to $18.10 per share of
        Common Stock, and upon conversion of the Series E Preferred Stock from $17.36
        to $21.71 per share of Common Stock." The statement suggests that the call
        options have the effect of increasing the conversion price of the preferred stock to
        a specified price. Later, we note, however, that the new conversion price is not the
        specified price but rather is the market price at the time of conversion if it is in

excess of the initial conversion price. Please eliminate any suggestion that the specified price is the new conversion price.

6.   We note the statement, "The call spread transactions consist of call spread options purchased by us from Capital Ventures International and call spread actions sold by us to Capital Ventures International." Briefly identify the exemptions from registration upon which you and Capital Ventures International relied to conduct the transactions.

7.   We note that the call spread transactions appear to have resulted in the creation of new securities. In each case, please discuss whether the security was created consistent with applicable law. Also state whether or not the Board of Directors authorized the issuance of the new securities by the registrant.

8.   It appears that under the terms of the call spread transactions, CVI has the option to select conversion terms that are different from the terms set forth in the Series D and Series E certificates of designation. CVI also has the discretion to adjust the conversion price under certain circumstances, as noted on page 16. Further support your assertion that the transactions do not "have any effect on the terms of either series of Preferred Stock or the rights of the holders of the Preferred Stock or the number of shares to be received by the holders upon conversion."

9.   We note your response to prior comment 9. Please explain why you believe that you might be required to file an additional registration statement to register additional securities that may be issued upon the exercise of the Sold Call Options.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
       C. Moncada-Terry

       Via Facsimile
       Daryl Lansdale, Jr., Esq.
       (210) 270-7205